Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


CONTACT:

MEDIA                                           INVESTORS
Christopher Wyse, 269/923-3417                  Larry Venturelli, 269/923-4678
Christopher.Wyse@whirlpool.com                  Larry.Venturelli@whirlpool.com


             WHIRLPOOL ANNOUNCES PROGRESS TOWARD MAYTAG ACQUISITION

Benton Harbor, Mich. -- Friday, August 12, 2005 -- Whirlpool Corporation (NYSE:
WHR) today issued the following statement in response to Maytag Corporation's (NYSE: MYG) announcement that it has deemed Whirlpool's offer to acquire Maytag for $21 per share in cash and stock a "superior company proposal" and has withdrawn its recommendation of Maytag's existing agreement with Triton Acquisition Holding Company.

"We welcome the determination by the Maytag board of directors that ours is a superior proposal and look forward to the signing of a definitive agreement with Maytag," said Jeff M. Fettig, Whirlpool's chairman, president and CEO. "We have amended our offer to provide that it will remain open until 12 noon (Eastern time) on August 23, 2005, in light of the various actions and time requirements Maytag must observe prior to terminating its agreement with Triton."

Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances, with annual sales of over $13 billion, 68,000 employees, and nearly 50 manufacturing and technology research centers around the globe. The company markets Whirlpool, KitchenAid, Brastemp, Bauknecht, Consul and other major brand names to consumers in more than 170 countries. Additional information about the company can be found on the Internet at http://www.whirlpoolcorp.com .

Additional information:

This news release contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update such information. Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, and material costs for the full year 2005, as well as the expected consequences of enacted price increases. Although Whirlpool believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that those expectations will

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prove to have been correct. Many factors could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are:
(1) the cost of raw materials and components, especially steel and the impact of rising oil prices; (2) the financial impact of Whirlpool's announced price increases will be dependent upon such factors as the strength of Whirlpool's brands in the market place, the strength of consumer demand for Whirlpool's products, and other factors outside of Whirlpool's control such as the general economic conditions prevailing at the time the new pricing goes into effect; (3) rising worldwide transportation costs due to historically high and volatile oil prices, capacity constraints, and other factors; (4) the ability to gain or maintain market share in an intensely competitive global market; (5) the success of Whirlpool's global strategy to develop brand differentiation and brand loyalty; (6) Whirlpool's global operating platform initiatives; (7) the success of the Latin American businesses operating in challenging and volatile environments; (8) continuation of Whirlpool's strong relationship with Sears Holdings Corporation in North America, which accounted for approximately 17% of consolidated net sales of $13 billion in 2004; (9) currency exchange rate fluctuations; (10) social, economic and political volatility in developing markets; (11) continuing uncertainty in the North American, Latin American, Asian and European economies; (12) the effectiveness of the series of restructuring actions Whirlpool has announced and/or completed through 2004;
(13) U.S. interest rates; (14) new Asian competitors; (15) changes to the obligations as presented in the contractual obligations table; (16) changes in the funded position of the U.S. pension plans; (17) continued strength of the U.S. builder industry; (18) the threat of terrorist activities or the impact of war; (19) Whirlpool's estimate of its annual effective tax rate of approximately 31.7%; and (20) the success of Whirlpool's offer to acquire Maytag Corporation and, if the acquisition is completed, Whirlpool's ability to realize expected benefits.

This material is not a substitute for the prospectus/proxy statement Whirlpool and Maytag would file with the Securities and Exchange Commission if a definitive agreement with Maytag is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information. The prospectus/proxy statement would be, and other documents filed by Whirlpool and Maytag with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Vice President Investor Relations.

Whirlpool is not currently engaged in a solicitation of proxies from the stockholders of Maytag in connection with Whirlpool's proposed acquisition of Maytag. If a proxy solicitation commences, Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participants in such solicitation. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Whirlpool and Maytag would file if a definitive agreement with Maytag is reached.

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